SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Material Contained in this Report

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2023 – June 30, 2023) filed with the Tokyo Stock Exchange on Friday, August 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : August 4, 2023	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2023 – June 30, 2023

August 4, 2023

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2023 to June 30, 2023

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2023

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2023	676,974	2.9%	83,252	(0.7)%	89,392	4.5%	62,966	1.7%
June 30, 2022	657,813	—	83,842	—	85,564	—	61,924	—

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥159,913 million for the three months ended June 30, 2023 (year-on-year change was an 8.7% decrease) and ¥175,093 million for the three months ended June 30, 2022.

*Note 1:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. Although figures for the the three months ended June 30, 2022 have been retrospectively adjusted, the year-on-year change rate has not been presented.

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2023	53.87	53.80
June 30, 2022	51.95	51.90

*Note 2:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2023	15,584,145	3,722,041	3,643,306	23.4%
March 31, 2023	15,289,385	3,614,322	3,543,607	23.2%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1,2021, on a modified retrospective approach.

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2023	—	42.80	—	42.80	85.60
March 31, 2024	—	—	—	—	—

March 31, 2024 (Est.)	—	42.80	—	51.20	94.00

3. Forecast for the Year Ending March 31, 2024 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2024	330,000	20.8%

*Note 4:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,234,849,342 as of June 30, 2023, and 1,234,849,342 as of March 31, 2023.

2. The number of treasury stock was 65,915,228 as of June 30, 2023, and 61,742,607 as of March 31, 2023.

3. The average number of outstanding shares was 1,168,915,061 for the three months ended June 30, 2023, and 1,191,991,937 for the three months ended June 30, 2022.

The Company’s shares held through the Board Incentive Plan Trust (2,800,866 shares as of June 30, 2023 and 2,800,866 shares as of March 31, 2023) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2023 to June 30, 2023 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2023

		Three months ended June 30, 2022	Three months ended June 30, 2023	Change
				Amount	Percent
Total Revenues	(millions of yen)	657,813	676,974	19,161	3%
Total Expenses	(millions of yen)	573,971	593,722	19,751	3%
Income before Income Taxes	(millions of yen)	85,564	89,392	3,828	5%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	61,924	62,966	1,042	2%
Earnings Per Share (Basic)	(yen)	51.95	53.87	1.92	4%
(Diluted)	(yen)	51.90	53.80	1.90	4%
ROE (Annualized) *1	(%)	7.4	7.0	(0.4)	—
ROA (Annualized) *2	(%)	1.71	1.63	(0.08)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

Overview of Business Performance (April 1, 2023 to June 30, 2023)

Total revenues for the three months ended June 30, 2023 (hereinafter, “the first consolidated period”) increased 3% to ¥676,974 million compared to ¥657,813 million during the same period of the previous fiscal year due to increases in life insurance premiums and related investment income, gains (losses) on investment securities and dividends and services income despite a decrease in sales of goods and real estate.

Total expenses increased 3% to ¥593,722 million compared to ¥573,971 million during the same period of the previous fiscal year due to increases in interest expense, life insurance costs and selling, general and administrative expenses despite a decrease in costs of goods and real estate sold.

Equity in net income (loss) of affiliates resulted in net income of ¥5,185 million (net loss of ¥1,381 million in the same period of the previous fiscal year), and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased by ¥2,148 million to ¥955 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the first consolidated period increased 5% to ¥89,392 million compared to ¥85,564 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 2% to ¥62,966 million compared to ¥61,924 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period increased 6% to ¥91,507 million compared to the same period of the previous fiscal year.

Since April 1, 2023, segment profits have been calculated with broadened the scope of profit sharing for inter-segment collaboration. As a result, segment data for the three months ended June 30, 2022 has been retrospectively restated.

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. As a result of this change, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see “2. Financial Information (6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Segment information for the first consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	16,550	19,861	3,311	20

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,514,070	1,508,103	(5,967)	(0)

Segment profits increased 20% to ¥19,861 million compared to the same period of the previous fiscal year due to an increase in gains (losses) on investment securities and dividends.

Segment assets totaled ¥1,508,103 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	11,943	9,961	(1,982)	(17)

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	935,027	945,421	10,394	1

Segment profits decreased 17% to ¥9,961 million compared to the same period of the previous fiscal year due to a decrease in operating leases revenues resulting from sales of real estate under operating leases, despite an increase in sales of goods and real estate.

Segment assets increased 1% to ¥945,421 million compared to the end of the previous fiscal year due to an increase in investment in operating leases.

PE Investment and Concession: Private equity investment; concession

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	2,254	5,657	3,403	151

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	605,471	613,401	7,930	1

Segment profits increased 151% to ¥5,657 million to the same period of the previous fiscal year due to a decrease in equity in net loss of affiliates at our three airports in Kansai in our concession business.

Segment assets increased 1% to ¥613,401 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations resulting from the acquisition of investees.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	3,522	3,015	(507)	(14)

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	773,617	789,632	16,015	2

Segment profits decreased 14% to ¥3,015 million compared to the same period of the previous fiscal year due to a decrease in services income.

Segment assets increased 2% to ¥789,632 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Insurance: Life insurance

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	11,439	19,213	7,774	68

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,050,412	2,222,252	171,840	8

Segment profits increased 68% to ¥19,213 million compared to the same period of the previous fiscal year due to the absence of life insurance costs as a result of increased payouts to policy holders recorded in the same period of the previous fiscal year.

Segment assets increased 8% to ¥2,222,252 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking; consumer finance

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	7,236	8,189	953	13

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,698,747	2,712,290	13,543	1

Segment profits increased 13% to ¥8,189 million compared to the same period of the previous fiscal year due to an increase in gains on investment securities and dividends and an increase in finance revenues, despite an increase in the provision for credit losses.

Segment assets increased 1% to ¥2,712,290 million compared to the end of the previous fiscal year due to an increase in installment loans.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	5,416	3,628	(1,788)	(33)

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	742,890	847,785	104,895	14

Segment profits decreased 33% to ¥3,628 million compared to the same period of the previous fiscal year due to a decrease in operating leases revenues in our ship-related business.

Segment assets increased 14% to ¥847,785 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and an increase in investment in affiliates resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	6,039	9,718	3,679	61

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,462,067	1,565,552	103,485	7

Segment profits increased 61% to ¥9,718 million compared to the same period of the previous fiscal year due to an increase in services income.

Segment assets increased 7% to ¥1,565,552 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	9,301	4,223	(5,078)	(55)

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	417,941	455,632	37,691	9

Segment profits decreased 55% to ¥4,223 million compared to the same period of the previous fiscal year due to a decrease in gross margin in asset management.

Segment assets increased 9% to ¥455,632 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Three months ended June 30, 2022 (millions of yen)	Three months ended June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	12,786	8,042	(4,744)	(37)

	As of March 31, 2023 (millions of yen)	As of June 30, 2023 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,395,096	1,515,388	120,292	9

Segment profits decreased 37% to ¥8,042 million compared to the same period of the previous fiscal year due to the absence of gains on the sales of shares of subsidiaries and affiliates due to the sale of certain investees recorded in the same period of the previous fiscal year.

Segment assets increased 9% to ¥1,515,388 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2023	As of June 30, 2023	Change
				Amount	Percent
Total Assets	(millions of yen)	15,289,385	15,584,145	294,760	2%
(Segment Assets)		12,595,338	13,175,456	580,118	5%
Total Liabilities	(millions of yen)	11,674,118	11,860,498	186,380	2%
(Short-term and Long-term Debt)		5,718,519	5,851,212	132,693	2%
(Deposits)		2,246,345	2,263,454	17,109	1%
Shareholders’ Equity *1	(millions of yen)	3,543,607	3,643,306	99,699	3%
Shareholders’ Equity Per Share *2	(yen)	3,027.93	3,124.26	96.33	3%

*Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
*Note 3:	LDTI has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

Total assets increased 2% to ¥15,584,145 million compared to the end of the previous fiscal year due to increases in installment loans, investment in operating leases, investment in securities and other assets being offset by a decrease in cash and cash equivalents. In addition, segment assets increased 5% to ¥13,175,456 million compared to the end of the previous fiscal year.

Total liabilities increased 2% to ¥11,860,498 million compared to the end of the previous fiscal year due to increases in short- and long-term debt and policy liabilities and policy account balances being offset by a decrease in trade notes, accounts and other payable.

Shareholders’ equity increased 3% to ¥3,643,306 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2023	As of June 30, 2023
Cash and Cash Equivalents		1,231,860	922,227
Restricted Cash		135,048	138,240
Net Investment in Leases		1,087,563	1,127,427
Installment Loans		3,877,602	3,949,470
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥197,041 million
June 30, 2023	¥222,510 million
Allowance for Credit Losses		(64,723)	(66,457)
Investment in Operating Leases		1,537,178	1,658,440
Investment in Securities		2,940,858	3,170,273
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥22,874 million
June 30, 2023	¥25,364 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
June 30, 2023
Amortized Cost	¥2,662,803 million
Allowance for Credit Losses	¥(454) million
Property under Facility Operations		620,994	625,712
Investment in Affiliates		1,000,704	1,051,575
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥2,511 million
June 30, 2023	¥2,727 million
Trade Notes, Accounts and Other Receivable		441,803	427,886
Inventories		169,021	170,012
Office Facilities		253,649	255,465
Other Assets		2,057,828	2,153,875
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥4,676 million
June 30, 2023	¥3,876 million

Total Assets		15,289,385	15,584,145

Liabilities and Equity
Short-term Debt		508,796	575,355
Deposits		2,246,345	2,263,454
Trade Notes, Accounts and Other Payable		366,851	314,990
Policy Liabilities and Policy Account Balances		1,832,057	1,887,692
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥163,734 million
June 30, 2023	¥170,568 million
Current and Deferred Income Taxes		454,262	460,309
Long-term Debt		5,209,723	5,275,857
Other Liabilities		1,056,084	1,082,841

Total Liabilities		11,674,118	11,860,498

Redeemable Noncontrolling Interests		945	1,606

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		233,169	233,535
Retained Earnings		3,054,448	3,067,206
Accumulated Other Comprehensive Income		156,135	252,917
Treasury Stock, at Cost		(121,256)	(131,463)

Total ORIX Corporation Shareholders’ Equity		3,543,607	3,643,306
Noncontrolling Interests		70,715	78,735

Total Equity		3,614,322	3,722,041

Total Liabilities and Equity		15,289,385	15,584,145

Note 1:	Breakdown of Accumulated Other Comprehensive Income

	As of March 31, 2023	As of June 30, 2023
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(183,034)	(184,174)
Impact of changes in policy liability discount rate	164,516	169,035
Debt valuation adjustments	275	231
Defined benefit pension plans	(3,617)	(3,471)
Foreign currency translation adjustments	155,912	251,172
Net unrealized gains on derivative instruments	22,083	20,124

Total	156,135	252,917

Note 2:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2022	Three months ended June 30, 2023
Revenues :
Finance revenues	73,843	85,048
Gains (Losses) on investment securities and dividends	(5,640)	8,311
Operating leases	126,199	122,000
Life insurance premiums and related investment income	126,277	152,518
Sales of goods and real estate	131,298	91,660
Services income	205,836	217,437

Total Revenues	657,813	676,974

Expenses :
Interest expense	21,898	43,081
Costs of operating leases	81,888	85,625
Life insurance costs	101,017	119,720
Costs of goods and real estate sold	112,430	64,827
Services expense	122,537	127,127
Other (income) and expense	1,730	3,534
Selling, general and administrative expenses	132,082	146,786
Provision for credit losses	248	2,920
Write-downs of long-lived assets	108	86
Write-downs of securities	33	16

Total Expenses	573,971	593,722

Operating Income	83,842	83,252
Equity in Net Income (Loss) of Affiliates	(1,381)	5,185
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	3,103	955

Income before Income Taxes	85,564	89,392
Provision for Income Taxes	21,214	25,235

Net Income	64,350	64,157

Net Income Attributable to the Noncontrolling Interests	2,426	1,177

Net Income Attributable to the Redeemable Noncontrolling Interests	0	14

Net Income Attributable to ORIX Corporation Shareholders	61,924	62,966

Note:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(millions of yen)

	Three months ended June 30, 2022	Three months ended June 30, 2023
Net Income :	64,350	64,157

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(81,373)	(1,150)
Impact of changes in policy liability discount rate	76,851	4,519
Net change of debt valuation adjustments	(16)	(44)
Net change of defined benefit pension plans	(165)	147
Net change of foreign currency translation adjustments	114,119	99,318
Net change of unrealized gains (losses) on derivative instruments	10,931	(1,986)
Total other comprehensive income	120,347	100,804
Comprehensive Income	184,697	164,961

Comprehensive Income Attributable to the Noncontrolling Interests	9,566	4,936

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	38	112

Comprehensive Income Attributable to ORIX Corporation Shareholders	175,093	159,913

Note:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update the discount rate used for the liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the discount rates between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries adopted these updates on April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective basis. The adoption of these updates changed the measurement of the liability for future policy benefits, etc. In addition, the effect of this adoption on the Company and its subsidiaries’ financial position was an increase of ¥28,937 million in policy liabilities and policy account balances and a decrease of ¥24,641 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) in the consolidated balance sheet as of the transition date. These were due to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly a decline in Japanese yen interest rates). Deferred policy acquisition costs (other assets) had taken over the balance just before the transition date. In addition, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥10,012 million in deferred policy acquisition costs (other assets), a decrease of ¥50,925 million in policy liabilities and policy account balances, an increase of ¥37,535 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥5,241 million in retained earnings in the consolidated balance sheet, and a decrease of ¥4,571 million in life insurance costs in the consolidated statement of income for the year ended March 31, 2022. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥23,194 million in deferred policy acquisition costs (other assets), a decrease of ¥233,309 million in policy liabilities and policy account balances, an increase of ¥164,516 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥22,506 million in retained earnings in the consolidated balance sheet, and a decrease of ¥25,010 million in life insurance costs in the consolidated statement of income for the year ended March 31, 2023. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), reversals of policy liabilities and policy account balances due to update net insurance premium rates (resulting from a variance between actual and expected benefits paid), and changes in the amortization period of deferred policy acquisition costs.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Three Months ended June 30, 2022		Three Months ended June 30, 2023		March 31, 2023	June 30, 2023
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	104,125	16,550	109,638	19,861	1,514,070	1,508,103
Real Estate	96,865	11,943	106,381	9,961	935,027	945,421
PE Investment and Concession	121,778	2,254	86,072	5,657	605,471	613,401
Environment and Energy	46,801	3,522	37,116	3,015	773,617	789,632
Insurance	127,542	11,439	153,781	19,213	2,050,412	2,222,252
Banking and Credit	20,041	7,236	21,143	8,189	2,698,747	2,712,290
Aircraft and Ships	14,564	5,416	12,773	3,628	742,890	847,785
ORIX USA	35,582	6,039	43,364	9,718	1,462,067	1,565,552
ORIX Europe	43,697	9,301	51,581	4,223	417,941	455,632
Asia and Australia	45,001	12,786	51,454	8,042	1,395,096	1,515,388

Segment Total	655,996	86,486	673,303	91,507	12,595,338	13,175,456

Difference between Segment Total and Consolidated Amounts	1,817	(922)	3,671	(2,115)	2,694,047	2,408,689

Consolidated Amounts	657,813	85,564	676,974	89,392	15,289,385	15,584,145

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2023, segment profits have been calculated with broadened the scope of profit sharing for inter-segment collaboration. As a result, segment data for the three months ended June 30, 2022 has been retrospectively restated.

Note 3:

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. As a result of this change, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see “2. Financial Information (6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Note 4:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.